

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX POSTS UPDATED CORPORATE PRESENTATION

CALGARY, ALBERTA (June 9, 2014) – Bellatrix Exploration Ltd. ("Bellatrix") (TSX, NYSE MKT: BXE) is pleased to provide its updated Corporate Presentation following the closing on June 5, 2014 of its previously announced $172.6 million bought deal financing.

A copy of the updated presentation is available on Bellatrix's website at http://www.bellatrixexp.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com